CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars unless otherwise stated)

MAY 31, 2009

UNAUDITED

CONSOLIDATED BALANCE SHEETS

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, the Company discloses that its external auditors have not reviewed the accompanying interim financial statements, notes to interim financial statements and the related Management’s Discussion and Analysis.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED BALANCE SHEETS

	May 31, 2009	August 31, 2008

ASSETS

CURRENT
Cash and cash equivalents	$8,048,317	$10,932,737
Accounts receivable (Note 14)	6,930,154	4,622,959
Marketable securities (Note 4)	187,229	187,229
Prepaid expenses and other current assets	2,132,691	2,052,400
Inventory	561,991	597,872

	17,860,382	18,393,197
PROPERTYAND EQUIPMENT	3,624,823	3,802,706
INTANGIBLE ASSETS (Notes 3(a) to 3(d) and Note 5)	13,163,216	13,675,377
GOODWILL (Notes 3(a) to 3(d) and Note 5)	7,009,422	7,220,321
DEFERRED COSTS AND OTHER ASSETS	106,747	318,844

	$41,764,590	$43,410,445

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$2,658,333	$4,793,616
Income taxes payable	885,530	433,419
Deferred educational revenue	12,571,718	12,016,466
Lease obligations	36,396	58,543
Long-term debt – current portion (Note 6)	338,358	583,106
Due to related parties (Note 16)	18,464	315,911

	16,508,799	18,201,061

FUTURE INCOME TAX LIABILITIES	1,177,939	1,183,045

CAPITAL LEASE OBLIGATIONS	165,403	176,143

LONG-TERM DEBT (Note 6)	9,901	10,322

NON-CONTROLLING INTERESTS (Note 3(a))	1,139,720	1,345,067

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	44,350,606	44,350,606

CONTRIBUTED SURPLUS (Note 8)	4,854,392	4,363,779

TREASURY SHARES HELD (Note 9)	(4,265,325)	(3,948,460)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(504,902)	(396,898)
DEFICIT	(21,671,943)	(21,874,220)

	(22,176,845)	(22,271,118)

	22,762,828	22,494,807

	$41,764,590	$43,410,445

Approved on behalf of the Board:

/s/ Toby Chu	/s/ David Hsu
Toby Chu	David Hsu
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	3 Months Ended May 31, 2009	3 Months Ended June 30, 2008	9 Months Ended May 31, 2009	9 Months Ended June 30, 2008

REVENUES
Educational	$11,100,968	$12,028,469	$30,687,839	$23,086,777
Design and advertising	273,655	572,315	1,074,052	1,559,455
Consulting	-	-	-	50,294

	11,374,623	12,600,784	31,761,891	24,696,526

DIRECT COSTS
Educational	3,978,222	4,291,701	11,390,320	8,521,104
Design and advertising	100,433	323,561	467,051	889,986

	4,078,655	4,615,262	11,857,371	9,411,090

NET REVENUES	7,295,968	7,985,522	19,904,520	15,285,436

EXPENSES
General and administrative (Note 10)	6,284,793	6,802,543	17,122,782	13,997,592
Amortization	375,023	677,738	1,233,098	1,402,220
Stock-based compensation	89,438	399,993	490,613	1,120,727

	6,749,254	7,880,274	18,846,493	16,520,539

	546,714	105,248	1,058,027	(1,235,103)

INTEREST INCOME (EXPENSE)	6,272	(32,557)	68,799	80,818
DILUTION GAIN ON SUBSIDIARY SHARE ISSUANCES (Note 3(a))	-	-	-	2,192,524
INTEREST ON LONG-TERM DEBT	(56,374)	(68,770)	(162,965)	(227,414)
INTEREST COSTS ON LONG-TERM DEBT (Note 6)	-	-	-	(1,934,110)
NON-CONTROLLING INTERESTS	(148,947)	(121,625)	(219,115)	(220,437)

INCOME (LOSS) FROM CONTINUING OPERATIONS	347,665	(117,704)	744,746	(1,343,722)

DISCONTINUED OPERATIONS
Operating income (loss) from discontinued operations (Note 3(f))	-	-	-	-

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	-	-	-	-

INCOME (LOSS) BEFORE INCOME TAXES	347,665	(117,704)	744,746	(1,343,722)

INCOME TAX PROVISION (Note 11)
Current income tax provision	(219,946)	(331,738)	(547,575)	(331,738)
Future income tax provision	1,701	-	5,106	-

	(218,245)	(331,738)	(542,469)	(331,738)

NET INCOME (LOSS)	$129,420	$(449,442)	$202,277	$(1,675,460)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$0.00	$(0.01)	$0.00	$(0.03)

COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$129,420	$(449,442)	$202,277	$(1,675,460)
Unrealized translation adjustments	(348,402)	(185,259)	(108,004)	173,688
Decrease in fair value of marketable securities	-	(122,814)	-	(1,218,183)

Comprehensive income (loss)	$(218,982)	$(757,515)	$94,273	$(2,719,955)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	61,122,013	62,289,947	61,341,838	54,652,998
Diluted	61,122,013	62,289,947	61,341,838	54,652,998

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	3 Months Ended May 31, 2009	3 Months Ended June 30, 2008	9 Months Ended May 31, 2009	9 Months Ended June 30, 2008

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of period	$(156,500)	$(1,540,900)	$(396,898)	$(724,403)
Realized in connection with dilution gain	-	-	-	(80,075)
Unrealized translation adjustments	(348,402)	(185,259)	(108,004)	173,688
Decrease in fair value of marketable securities	-	(122,814)	-	(1,218,183)

Balance, end of period	$(504,902)	$(1,848,973)	$(504,902)	$(1,848,973)

Ending balance of accumulated other comprehensive income (loss) comprised of:

Unrealized translation adjustments	$(504,902)	$(534,614)	$(504,902)	$(534,614)
Unrealized loss on marketable securities	-	(1,314,359)	-	(1,314,359)

Balance, end of period	$(504,902)	$(1,848,973)	$(504,902)	$(1,848,973)

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

	3 Months Ended May 31, 2009	3 Months Ended June 30, 2008	9 Months Ended May 31, 2009	9 Months Ended June 30, 2008

DEFICIT, BEGINNING OF PERIOD	$(21,801,363)	$(17,762,547)	$(21,874,220)	$(16,536,529)

NET INCOME (LOSS)	129,420	(449,442)	$202,277	(1,675,460)

DEFICIT, END OF PERIOD	$(21,671,943)	$(18,211,989)	$(21,671,943)	$(18,211,989)

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	3 Months Ended May 31, 2009	3 Months Ended June 30, 2008	9 Months Ended May 31, 2009	9 Months Ended June 30, 2008

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss)	$129,420	$(449,442)	$202,277	$(1,675,460)
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets	375,023	677,738	1,233,098	1,402,220
- stock-based compensation	89,438	399,993	490,613	1,120,727
- amortization of deferred curriculum costs	12,089	7,764	36,011	19,419
- bad debt provision	121,300	-	328,626	-
- future income tax provision	(1,701)	-	(5,106)	-
- amortization of deferred consulting revenue	-	-	-	(50,294)
- unrealized foreign exchange gain (loss)	-	-	-	53,418
- accrued and unearned interest	-	-	-	(85,445)
- interest costs on debt settlement	-	-	-	1,934,110
- dilution gain on subsidiary share issuances	-	-	-	(2,192,524)
- non-controlling interests	148,947	121,625	219,115	220,437

	874,516	757,678	2,504,634	746,608
Net changes in non-cash working capital items (Note 12)	(1,468,757)	(539,026)	(3,487,195)	(4,252,285)

Cash from (used in) continuing operations	(594,241)	218,652	(982,561)	(3,505,677)
Discontinued operations – net (Note 3(f))	-	(24,996)	(401,980)	(23,304)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	(594,241)	193,656	(1,384,541)	(3,528,981)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(107,977)	(214,683)	(476,704)	(504,884)
Net asset acquisition from Sprott-Shaw Community College Group (Note 3(b))	-	(211,545)	-	(8,385,623)
Curriculum development costs	(1,012)	(44,563)	(28,816)	207,935
Net cash from marketable securities transactions	-	-	-	5,423

NET CASH FROM (USED IN) INVESTING ACTIVITIES	(108,989)	(470,791)	(505,520)	(8,677,149)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	-	852,318	-	8,641,943
Treasury share transactions	(102,767)	(1,228,632)	(316,865)	(1,380,279)
Advances (to) from related parties	(15,597)	(70,799)	(279,018)	338,115
Lease obligation repayments	(10,240)	(134,160)	(32,887)	331,295
Loan principal repayments	(91,773)	-	(245,170)	(597,764)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	(220,377)	(581,273)	(873,940)	7,333,310

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	(679,639)	(145,716)	(120,419)	228,885

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,603,246)	(1,004,124)	(2,884,420)	(4,643,935)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,651,563	10,711,408	10,932,737	14,351,219

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,048,317	$9,707,284	$8,048,317	$9,707,284

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS MAY 31, 2009 AND JUNE 30, 2008
 (Amounts in Canadian Dollars)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has three principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), and IRIX Design Group Inc. (“IRIX”) (Note 3).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC in Canada.  CIBT’s educational operations are based in Asia, and SSDC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the US.  On November 14, 2007, the Company changed its name from Capital Alliance Group Inc. to CIBT Education Group Inc.

On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of SSDC, the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.

Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars.  The Company’s functional currency is the Canadian dollar.  All dollar amounts in these financial statements are expressed in Canadian dollars unless otherwise stated.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of property and equipment, intangible assets and goodwill, useful lives for amortization of assets and liabilities including intangible assets, deferred costs and revenues, determination of fair value for stock-based transactions, and determination of the fair value of the net assets acquired for business combinations.  Financial results as determined by actual events could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and the variable interest entity in which the Company is deemed to be the primary beneficiary. All significant intercompany transactions and balances have been eliminated on consolidation.

Foreign currency translation
The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company’s reporting currency is Canadian dollars.  The Company’s integrated foreign operations are translated using the temporal method.  Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.  The Company’s self-sustaining foreign operations are translated using the current rate method.  Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss).  An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Cash equivalents
The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Marketable securities
Marketable securities consist of common shares of NextMart Inc. (previously Sun New Media Inc.) (“NextMart”), whose common shares are traded in the public equity markets.  For all periods presented, the Company’s interest in NextMart does not represent a position of control or significant influence.  To June 30, 2007, the investment in NextMart was accounted for at the lower of cost and market value.  To June 30, 2007, the market value of the NextMart shares owned by the Company has exceeded their carrying value and accordingly no impairment provisions have been recorded.  Effective July 1, 2007, the Company adopted the provisions of Handbook Section 3855 – Financial Instruments - Recognition and Measurement whereby the Company’s accounting for its investment in NextMart has changed as per Note 4 below.

Inventory
Inventories, which primarily consists of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

Property and equipment
Property and equipment are recorded at cost.  Amortization is provided over the estimated useful lives of assets as follows: Leasehold improvements - straight-line over the lesser of 5 years and remaining lease term; Furniture and equipment - 20% declining balance; Computer equipment - 20% declining balance; Computer software - straight-line over 2 years.  The carrying value of property and equipment is reviewed for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount.  Determination of whether impairment of property and equipment has occurred is based on undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.  The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

Curriculum development costs
CIBT and SSDC capitalizes direct costs incurred in developing programs and curriculums for new courses.  These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from 12 months to 48 months) upon commencement of the new courses.  Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

Deferred finance fees
CIBT capitalizes direct fees incurred in connection with proposed private debt financings.  Finance fees are offset against the proceeds of the financing and amortized using the effective interest method.  Previously capitalized amounts are charged to operations if the financing is not completed.

Intangible assets
The Company’s finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.  Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Goodwill
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.  IRIX recognizes revenue for service provided on a completed contract basis.  Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection.  If losses are expected on contracts before substantial completion, full provision is made for such losses.  CIBT recognizes tuition fee revenue, net of discounts, on a straight-line basis over the period of instruction.  Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned.  CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.  SSDC recognizes tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  Tuition fees paid in advance of course offerings are recorded as deferred revenue and recognized in revenue when earned.  The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

Stock-based compensation
The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The Company has adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based Compensation and Other Stock-based Payments”, whereby it expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period.  Fair values have been determined using the Black-Scholes option pricing model.

Income taxes
The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions.  The Company has not recognized potential future benefit amounts as the criteria for recognition have not been met.

Earnings (loss) per share
The Company follows the treasury stock method for determining earnings (loss) per share.  This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period.  Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Comprehensive Income
Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to translation of self-sustaining foreign operations and translation from functional currency to reporting currency, all of which are not included in the calculation of net earnings until realized.  As a result of adopting this standard, effective July 1, 2007 the Company (i) recorded an increase in accumulated other comprehensive income and marketable securities of $420,732 representing the excess of the fair value of the marketable securities over the carrying value, and (ii) reclassified to accumulated other comprehensive income amounts previously reported as cumulative translation adjustments.  Information pertaining to comprehensive income items is presented in the Company’s Statements of Income (Loss) and Comprehensive Income (Loss).

Financial Instruments
All financial instruments within its scope, including derivatives, are to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are to be recognized in either the statements of operations or the statement of comprehensive income.  All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to July 1, 2007 would be recognized by adjusting opening accumulated other comprehensive income and/or retained earnings.  All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments, which is dependent on their initial classification, is summarized as follows:
• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  All premiums or discounts are amortized into operations using the effective interest method.
• Available-for-sale financial assets are measured at fair value, with unrealized holding gains and losses recorded in other comprehensive income until the asset is realized or otherwise impaired, at which time realized gains, losses and impairment charges will be recorded in operations.
• Held-for-trading financial instruments are measured at fair value.  All realized and unrealized gains and losses resulting from changes in their fair value are included in operations in the period in which they arise.
The Company accounts for transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability as follows:
• For financial assets or liabilities classified as held for trading, all transaction costs are immediately charge to operations.
• For all other financial assets or liabilities, all transactions costs are added to the carrying amount on initial classification. Subsequently, as per the carrying value of the related financial asset or liability, amounts are subject to either effective interest amortization or fair market value adjustments.  All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses resulting from changes in their fair value are included in operations in the period in which they arise.  Except as described in Note 4, the adoption of this new standard did not have a significant effect on the consolidated financial statements of the Company as of July 1, 2007.  Refer to Note 10 for further information on the classification and measurement of the Company’s financial assets and financial liabilities.

Accounting Changes
Effective July 1, 2007, the Company adopted revised CICA Handbook Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. There has been no impact resulting from the adoption of this standard as the Company has not made any voluntary changes in accounting principles since the adoption of the revised standard.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Changes in accounting policies
Effective September 1, 2008, the Company adopted four new CICA accounting standards: (a) Handbook Section 1535 “Capital Disclosures”; (b) Handbook Section 3862 “Financial Instruments – Disclosures”; (c) Handbook Section 3863 “Financial Instruments - Presentation”; and (d) Handbook Section 3031 “Inventories”.  The main requirements of these new standards and the resulting financial statement impact are described below.  Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes, except for presentation of unrealized foreign currency translation adjustments arising from self-sustaining foreign operations and translation of the functional currency to the reporting currency which are presented as part of other comprehensive income (loss) retroactively.

(a) Capital Disclosures, Section 1535
This standard establishes the basis for disclosing information, both qualitative and quantitative, to enable users of financial statements to evaluate an entity’s objectives, policies and processes for management of capital.

(b) Financial Instruments – Disclosures, Section 3862
The new disclosure requirement of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Company is exposed to from financial instruments and how those risks are being managed.

(c) Financial Instruments – Disclosures, Section 3863
This standard carries forward, unchanged, and replaces the presentation requirements of Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”.

(d) Inventories, Section 3031
Under this standard, which replaces Section 3030, “Inventories”, inventories are required to be measured at the “lower of cost and net realizable value”, which is different from the previous guidance of the “lower of cost and market”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized.  Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements.

Future accounting standards
(a) Recent Accounting Pronouncements
In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets” which replace CICA Section 3062 “Goodwill and Other Intangible Assets” and CICA Section 3450 “Research and Development Costs”.  The new Section establishes standards on the recognition, measurement, presentation and disclosure for goodwill and intangible assets subsequent to their initial recognition.  This new standard is applicable to fiscal years beginning on or after January 1, 2009.  The Company is in the process of evaluating the impact Section 3064 will have on the Company’s financial position and results of operations upon adoption.

(b) International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 3 – SUBSIDIARIES

a)    CIBT School of Business & Technology Corp.

CIBT was incorporated on February 9, 1994 and is in the business of developing and operating academic, technical and career training schools in China.  The results of CIBT include the accounts of CIBT and its wholly-owned subsidiaries, CIBT School of Business, a company incorporated in Beijing, China, CIBT (HK) Limited, a company incorporated in Hong Kong on October 1, 1997, formed solely for the purpose of conducting the Company’s financial transactions in China, and its 60% interest in Weifang University Beihai College (“Beihai College”) as described below.

In March 2007, the Company completed a restructuring of the ownership of CIBT in accordance with the terms of the CIBT US$5 million debenture and warrant financing as described in Note 6.  The result was an increase in the Company’s ownership in CIBT from 76.1% to 99.8% which was accomplished through the following series of transactions:
(a)	the settlement of advances from the Company to CIBT totalling US$1,555,786 in exchange for 1,668,321 common shares of CIBT at approximately US$0.93 per share;
(b)	the acquisition of 1,548,678 common shares from treasury of CIBT at approximately US$0.93 per share for total cash consideration of US$1,444,214;
(c)
the purchase of 3,813,935 previously issued common shares of CIBT from non-controlling shareholders of CIBT in exchange for the issuance of 4,853,113 common shares of the Company at a price of $1.00 per share.

The increase of the Company’s ownership in CIBT from 76.1% to 99.8% (an increase of 23.7%) has been accounted for using the purchase method.  The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company’s 23.7% increase in the ownership of CIBT are as follows:
Proportionate Share Acquired

Cash and cash equivalents	$1,009,236
Accounts receivable	294,736
Prepaids and other current assets	226,022
Property and equipment	247,481
Deferred costs and other	88,661
Intangible assets subject to amortization	161,856
Intangible assets not subject to amortization	3,572,000
Goodwill	1,664,644
Accounts payable	(357,783)
Deferred revenue	(497,302)
Due to related parties	(471,676)
Future income tax liabilities	(910,500)
Non-controlling interest	(167,470)

Net assets acquired equal to purchase price	$4,859,905

Purchase price comprised of:
4,853,113 shares issued at $1.00 per share	$4,853,113
Non-controlling interest share of the Company equity contributions in (a) and (b) above	6,792

Total purchase price	$4,859,905

Goodwill has been allocated to the CIBT business segment.  In connection with the balance of goodwill acquired, a total of $Nil will be deductible for tax purposes.

During the fourteen month period ended August 31, 2008, the Company underwent additional restructuring of the ownership of CIBT in accordance with the terms of the CIBT US$5 million debenture and warrant financing as described in Note 6.  Effective December 10 2007, Shane completed the exercise of its share purchase warrants for 5,361,667 common shares of CIBT reducing the Company’s ownership in CIBT to 78.1%.  On December 10, 2007, the Company acquired these newly issued shares of CIBT from Shane through the issuance of 10,000,000 of the Company’s common shares.  Shane decided to exercise the CIBT warrants without a prior agreement by the Company to purchase these warrant shares back.  The result of this second transaction was an increase in the Company’s ownership in CIBT from 78.1% to 99.9%.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 3 – SUBSIDIARIES (cont’d)

a)    CIBT School of Business & Technology Corp. (cont’d)

These transactions are summarized as follows:
(a)
CIBT issued 5,361,667 of its common shares on the exercise of 5,361,667 warrants for total proceeds of US$5,000,000.  The decrease in the Company’s ownership percentage resulted in a gain on dilution of $2,192,524 being recorded during the three month period ended December 31, 2007;

(b)
The Company acquired these newly issued CIBT shares in exchange for 10,000,000 of the Company’s common shares, which were measured at $5,443,800 being the fair value of the net assets acquired.  The fair value of the net assets acquired was determined to be more reliably measurable than the fair value of the shares issued.

The dilution gain of $2,192,524 resulted from the excess of the portion of the proceeds received on issuance of the shares by CIBT attributable to the Company over the net book value of the Company’s proportionate interest diluted in CIBT.  The issue of shares by CIBT increased the proportionate interest of the non-controlling interest shareholders and decreased the proportionate interest of the Company.

In the event that the Company’s common shares remain listed on the TSX Venture Exchange or the NYSE Alternext US (previously named as the American Stock Exchange), and the daily reported market price per share of the Company’s common shares is equal to or greater than $3.00 per share for nine consecutive months during the two calendar year period beginning on the original date of issuance of the Company’s common shares, then Shane will forfeit to the Company for no consideration a total of 966,667 common shares of the Company.

The increase of the Company’s ownership in CIBT from 78.1% to 99.9% in transaction (b) above (an increase of 21.8%) has been accounted for using the purchase method.  The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company’s 21.8% increase in the ownership of CIBT are as follows:

Proportionate Share Acquired

Cash and cash equivalents	$1,322,162
Accounts receivable	84,313
Prepaids and other current assets	363,889
Property and equipment	270,608
Deferred costs and other	100,119
Due from related parties	949,797
Intangible assets subject to amortization	106,352
Intangible assets not subject to amortization	1,725,000
Goodwill	2,156,705
Accounts payable	(451,922)
Deferred revenue	(617,923)
Future income tax liability	(439,500)
Non-controlling interest	(125,800)

Net assets acquired equal to purchase price	$5,443,800

Purchase price comprised of:
10,000,000 shares issued, measured at fair value of net assets acquired	$5,443,800

Total purchase price	$5,443,800

The goodwill has been allocated to the CIBT business segment.  In connection with the balance of goodwill acquired, a total of $Nil will be deductible for tax purposes.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 3 – SUBSIDIARIES (cont’d)

a)    CIBT School of Business & Technology Corp. (cont’d)

Establishment of Beihai College
By agreement dated August 11, 2004 (the “Weifang Agreement”), CIBT established a business venture and received a 60% interest in Beihai College from Weifang University (“Weifang”) in consideration for a funding commitment to Beihai College of $714,286 (5,000,000 RMB) of which $357,143 (2,500,000 RMB) was paid on closing and the balance of $357,143 (2,500,000 RMB) was paid during 2005.  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).  The Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over seven years (15 years commencing in 2006).

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.

b)    Sprott-Shaw Degree College Corp.

Effective December 17, 2007, the Company acquired, through SSDC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools (the “SSCC Assets”).  The SSCC Assets will enable the Company to continue to operate the SSCC business which consists of career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada.  The business also has locations in Vietnam, the Philippines, Jordan and China.

As consideration the Company has paid an initial amount to the vendors of $6,385,446 and incurred transaction costs of $353,030.  In addition, $1,000,000 is being held in escrow which will be released 12 months after the closing date (December 17, 2007), subject to:
(a) the satisfaction of certain conditions; and
(b) adjustments based on the final determination of the working capital acquired at the time of closing.

Of the amount held in escrow, $526,190 (August 31, 2008 – $709,082), being the final adjusted amount to be paid out of escrow, has been included in the purchase price.  During the current period, SSDC and the vendors agreed to further adjustments to the purchase price and the final amount to be paid out of escrow subsequent to November 30, 2008.  The result was a reduction of the purchase price of $210,899 which resulted in a corresponding reduction in the amount of goodwill recorded in the original purchase price allocation.

In addition, the Company has agreed to pay a total of $2,159,000 of further consideration which will be paid upon the achievement of the following milestones by the newly acquired business (the “SSCC Business”):
(a)
up to $886,333 if the net income of the SSCC Business before interest, taxes, depreciation and amortization is equal to or exceeds $2,300,000 for the period September 1, 2007 to August 29, 2008, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to a maximum of $886,333 if the EBITDA for the SSCC Business is equal to or exceeds $2,300,000 for the period August 30, 2008 to August 28, 2009, such amount to be calculated according to a formula which is based upon the excess; and

(c)
up to a maximum of $386,333 if the EBITDA for the SSCC Business is equal to or exceeds $2,300,000 for the period August 29, 2009 to August 27, 2010, such amount to be calculated according to a formula which is based upon the excess.

For the period from September 1, 2007 to August 29, 2008, EBITDA was $3,154,573 and accordingly additional purchase price payable of $886,333 has been accrued and recorded as an accrued liability as at August 31, 2008 resulting in a corresponding increase in the original amount of goodwill attributed to the business combination.  The additional consideration will be reduced if the EBITDA is less than $2,300,000 for the first two fiscal years following closing.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 3 – SUBSIDIARIES (cont’d)

b)    Sprott-Shaw Degree College Corp. (cont’d)

The acquisition of the SSCC Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed on the acquisition date, being as follows:

Fair Value of Assets Acquired
Accounts receivable	$5,453,877
Inventory	703,530
Prepaids and other current assets	380,965
Property and equipment	2,371,397
Intangible assets subject to amortization	5,158,000
Intangible assets not subject to amortization	4,369,000
Goodwill	2,874,583
Bank overdraft	(117,174)
Accounts payable and accrued liabilities	(2,157,135)
Deferred revenue	(10,160,658)
Long term debt and lease obligations	(1,017,542)
Due to related parties	(411,285)

Net assets acquired equal to purchase price	$7,447,558

Purchase price comprised of:
Cash	$7,094,528
Acquisition costs	353,030

Total purchase price	$7,447,558

The goodwill has been allocated to the SSDC business segment.  In connection with the balance of goodwill acquired, a total of $2,155,937 will be deductible for tax purposes.

c)    Tourism Training Institute

On April 30, 2008, the Company acquired the primary assets and liabilities used in the operation of Tourism Training Institute (“TTI” and the “TTI Assets”).  The TTI Assets will enable the Company to continue to operate the TTI business which consists of developing and delivering tourism educational systems.  TTI is an accredited education institution based in Vancouver with branch offices in Beijing, and has exclusive distribution rights under the Educational Institute of the American Hotel and Lodging Association Licenses.  As consideration the Company paid $201,648 to the vendors and incurred transaction costs of $19,774.

The acquisition of the TTI Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Fair Value of Assets Acquired
Accounts receivable	$92,268
Property and equipment	24,000
Intangible assets subject to amortization	281,247
Deferred revenue	(176,093)

Net assets acquired equal to purchase price	$221,422

Purchase price comprised of:
Cash	$201,648
Acquisition costs	19,774

Total purchase price	$221,422

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 3 – SUBSIDIARIES (cont’d)

c)    Tourism Training Institute (cont’d)

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.

TTI’s Canadian operations have been integrated with SSDC’s operations in Canada, and TTI’s China operations have been integrated with CIBT’s operations in Beijing.

d)    Concordia Career College / Modus International Language Institute

On September 4, 2008, the Company acquired the primary assets and liabilities used in the operation of Concordia Career College and Modus International Language Institute (collectively “Concordia Group” and the “Concordia Group Assets”).  The Concordia Group Assets will enable the Company to continue to operate the Concordia Group business which consists of career and English language schools with a special focus on the Korean, Japanese and Latin American markets.  The Concordia Group is based in Vancouver, with Concordia Career College being a registered member of the Private Career Training Institutions Agency and Modus International Language Institute being a registered member of the Canadian Education Centre Network.

The operations of the Concordia Group have been integrated with SSDC’s operations in Canada.  As consideration the Company will pay a total of $150,000 to the vendors within 18 months after the close of the transaction if certain gross revenue and net profit targets are met by the Concordia Group within the 18 month period.

The acquisition of the Concordia Group Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Fair Value of Assets Acquired

Accounts receivable	$11,477
Property and equipment	41,624
Intangible assets	109,303
Deferred revenue	(12,404)

Net assets acquired equal to purchase price	$150,000

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.

e)    IRIX Design Group Inc.

Effective October 31 2000, the Company completed the acquisition of 51% of IRIX, a private British Columbia, Canada corporation engaged in full service multi-media and advertising agency services in Canada, USA and Hong Kong.  The operations of IRIX include the accounts of its wholly-owned subsidiaries, IRIX Design Group Inc., a California corporation, and IRIX Design (Hong Kong) Company Limited, a Hong Kong company.

f)    Asia Interactive Media Inc.

On February 9, 2007, the Company loaned to Asia Interactive Media Inc. (“AIMI”), a US reporting company, US$150,000 in exchange for an 8% convertible promissory note due February 9, 2009.  The loan is to be used by AIMI for general and administrative purposes.  At any time before February 9, 2009, the Company has the right to convert all or a portion of the loan principal amount of the promissory note into common shares of AIMI at a conversion price of US$0.01 per share.  As at February 9, 2007, AIMI had 5,000,000 common shares outstanding and the Company’s loan can be converted into 15,000,000 common shares of AIMI, representing a then 75% interest.  During the period from February 9, 2007 to December 31, 2007, AIMI received subscriptions of US$648,300 towards the issuance of a total of 1,634,491 common shares at prices ranging from US$0.22 per share to US$0.50 per share.  These shares have diluted the Company’s potential ownership interest in AIMI to 69%.  In addition, concurrent with the loan being advanced, certain members of the Company’s management team and Board of Directors became members of AIMI’s Board of Directors.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 3 – SUBSIDIARIES (cont’d)

f)    Asia Interactive Media Inc. (cont’d)

The Company has identified AIMI as a variable interest entity (“VIE”) as AIMI does not have sufficient equity at risk to finance its activities without subordinated financial support.  The Company has determined that it is the primary beneficiary of AIMI as the Company is exposed to a majority of the expected losses from AIMI’s activities or is entitled to receive a majority of the AIMI’s residual returns or both.  Accordingly, for all periods presented subsequent to February 9, 2007, the Company’s financial position and results of operations includes that of AIMI offset by a non-controlling interest representing the actual 100% interest in the outstanding common shares of AIMI.

On September 29, 2008, AIMI repaid the US$150,000 loan plus accrued interest of US$19,233 to the Company.  In addition, members of the Company’s management team and Board of Directors resigned from AIMI’s Board of Directors on September 29, 2008.  Accordingly, effective September 29, 2008, the Company ceased to consolidate AIMI and the results of operations and cash flows for all periods presented have been presented on a discontinued operations basis.  For the period from September 1, 2008 to September 29, 2008 the results of discontinued operations of AIMI was $NIL and the gain (loss) resulting from the disposal / deconsolidation of AIMI was $NIL.

As of September 29, 2008, the assets and liabilities of AIMI disposed of were as follows:

Cash	$581,114
Other assets	177,909
Accounts payable and accrued liabilities	(39,352)
Due to related parties	(18,429)
Loan payable to CIBT Education Group Inc.	(179,134)
Non-controlling interests	(522,108)

$-

NOTE 4 – MARKETABLE SECURITIES

At May 31, 2009, marketable securities consist of 5,862,824 common shares representing approximately 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG) (“NextMart”).  The investment in NextMart for the period from to September 18, 2005 to June 30, 2007 has been recorded as marketable securities at the lower of cost and market value with realized gains and losses being included in the determination of net income (loss) for the period.

Effective July 1, 2007, the Company adopted the provisions of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, whereby the Company’s investment in NextMart will commence being recorded at market value.  On adoption of Section 3855, the Company classified its investment in NextMart as available for sale, whereby realized gains and losses are included in the determination of net income (loss) for the period and unrealized holding gains and losses are charged to other comprehensive income (loss) and included in the determination of comprehensive income (loss) for the period.  The Company recorded an unrealized holding gain into other comprehensive income of $420,732 resulting from the adoption of Section 3855.  As at August 31, 2008, the Company recorded a loss in connection with the impairment of the carrying value of the shares available for sale of $1,364,246.

The Components of the Company’s investment in NextMart and the market price of the NextMart shares are as follows:

	May 31, 2009
	Number of Shares	Carrying Value
Trading securities	45,000	$ 1,437
Available-for-sale securities	5,817,824	185,792

	5,862,824	$ 187,229

Market price at May 31, 2009                     US$0.02 per share

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 5 – INTANGIBLE ASSETS AND GOODWILL

Intangible assets and goodwill are as follows:
		May 31, 2009
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$6,007,064	$(1,221,027)	$4,786,037

Additions during the current period	-	(525,036)	(525,036)
Foreign exchange adjustments	69,468	(56,593)	12,875

Ending balance	$6,076,532	$(1,802,656)	$4,273,876

Intangible assets not subject to amortization

Beginning balance			$8,889,340

Additions during the current period			-

Ending balance			$8,889,340

Total intangible assets			$13,163,216

Goodwill

Beginning balance			$7,220,321

Adjustments during the current period			(210,899)

Ending balance			$7,009,422

		August 31, 2008
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$469,755	$(99,361)	$370,394

Purchase price adjustment (Note 3(a))	70,000	-	70,000
Additions during the current period	5,480,792	(1,175,559)	4,305,233
Disposals during the current period	(15,223)	5,075	(10,148)
Foreign exchange adjustments	1,740	48,818	50,558

Ending balance	$6,007,064	$(1,221,027)	$4,786,037

Intangible assets not subject to amortization

Beginning balance			$-

Purchase price adjustment (Note 3(a))			3,572,000
Additions during the current period			6,094,000
Disposals during the current period			(776,660)

Ending balance			$8,889,340

Total intangible assets			$13,675,377

Goodwill

Beginning balance			$4,396,144

Purchase price adjustment			(2,731,500)
Additions during the current period			5,917,621
Disposals during the current period			(361,944)

Ending balance			$7,220,321

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 5 – INTANGIBLE ASSETS AND GOODWILL (cont’d)

	May 31, 2009
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$333,333	$(98,895)	$234,438
Internally developed curriculum – acquired	4,758,000	(1,097,000)	3,661,000
Foreign university cooperative agreements and others	985,199	(606,762)	378,438

	$6,076,532	$(1,802,657)	$4,273,876

Intangible assets not subject to amortization

Accreditations and registrations			$2,169,000
Brand and trade names			2,200,000
Chinese university agreements and contracts			4,520,340

			$8,889,340

Total intangible assets			$13,163,216

	August 31, 2008
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$333,333	$(41,567)	$291,766
Internally developed curriculum – acquired	4,758,000	(800,000)	3,958,000
Foreign university cooperative agreements and others	915,731	(379,460)	536,271

	$6,007,064	$(1,221,027)	$4,786,037

Intangible assets not subject to amortization

Accreditations and registrations			$2,169,000
Brand and trade names			2,200,000
Chinese university agreements and contracts			4,520,340

			$8,889,340

Total intangible assets			$13,675,377

NOTE 6 – LONG-TERM DEBT

On April 25, 2007, CIBT completed a US$5 million debenture (due three years from issuance with interest at a rate of 8% per annum payable quarterly) and warrant financing with Shane Corporation SARL (“Shane”), an affiliate of Camden Partners Holdings LLC, a US based private equity firm with expertise in the for-profit education sector.  Shane advanced to CIBT US$5 million in exchange for a debenture issued by CIBT and common share purchase warrants to purchase 5,361,667 common shares of CIBT at a price of approximately US$0.93 per share.  CIBT paid fees in connection with the placement of this financing totalling US$500,000 plus 268,083 common share purchase warrants with similar terms and conditions to the financing warrants.  CIBT paid additional costs in connection with this financing totalling US$545,600.

The Company classified the above debenture and related warrants into its component parts being a financial liability and equity instrument respectively.  The total proceeds and financing costs were allocated to their component parts on a relative -fair value basis.  The fair value of the debt without the detachable warrants was estimated based on an estimated interest rate of 15% debt with comparable terms and risk profile.  The fair value of the financing warrants and the placement agent warrants was estimated using the black-scholes option pricing model using the following assumptions:  expected life of 2 years; risk free interest rate of 4.12%; expected dividend yield of 0% and an expected volatility of 50%.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 6 – LONG-TERM DEBT (cont’d)

Based on the above fair value determinations and the estimate of the fair value of the placement agent warrants, the amount of the proceeds and costs allocated to the debt component and equity component (contributed surplus) at the issuance are as follows:

Amount allocated to:	Contributed Surplus	Debt	Total

Proceeds received	US$ 1,300,146	US$ 3,699,854	US$ 5,000,000
Finance fees paid (including agent warrants)	(216,342)	(829,258)	(1,045,600)

Carrying value at issuance	US$ 1,083,804	US$ 2,870,596	US$ 3,954,400

Over the period from issuance to maturity of the debt, the carrying value of the debt, net of finance costs, will be accreted to the face amount of US$5,000,000 using the effective interest method.  Further, in the event that CIBT pays the debt out prior to maturity, any unamortized amount will be immediately charged to operations.  Under the effective interest method, the effective rate of interest is 31%.

Effective December 10, 2007, as described in Note 3(a), Shane exercised their 5,361,667 share purchase warrants for proceeds to CIBT of US$5,000,000.  CIBT and Shane agreed that as consideration in connection with the warrant exercise, Shane would settle the US$5,000,000 owed to CIBT under the debenture agreement.  Also during the period, CIBT paid all interest owing to Shane totalling US$280,096.  The continuity of the debt carrying value since inception is as follows:

Carrying value at issuance	US$ 2,870,596
Accretion of fair value interest and accrued finance costs	162,309

Balance at June 30, 2007	3,032,905
Accretion of fair value interest and accrued finance costs	437,212
Interest payments	(280,096)

Balance at December 10, 2007 before repayment	3,190,021
Interest costs on debt settlement	1,809,979

5,000,000
Less: repayment	(5,000,000)

Balance at August 31, 2008 and May 31, 2009	US$ -

The carrying value of debt in SSDC is as follows:

Demand term instalment loan, payable in monthly instalments of $30,000 plus interest at the prime rate plus 0.35%	$338,358

Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due November 2009	5,025

Promissory note payable at $505 per month including interest at 8% per annum, unsecured, due June 2011	4,876

348,259
Less: current portion	(338,358)

Balance at May 31, 2009	$9,901

In addition, SSDC has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 0.20%.  As at May 31, 2009, the demand operating facility was not utilized.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 6 – LONG-TERM DEBT (cont’d)

The demand operating credit facility and the demand term instalment loan is secured as follows:
•	a first priority security interest in the assets of SSDC
•	assignment of fire and perils insurance on the property of SSDC
•	postponement of claims from the Company on advances to SSDC

The debt covenants, calculated using SSDC’s financial statements, of the demand term instalment loan are as follows:
•	the senior debt to earnings before interest, taxes, depreciation and amortization not to exceed 1.75 to 1.0 at any time
•	the adjusted fixed charge coverage ratio is not less than 1.15 to 1.0 at any time

The adjusted fixed charge coverage ratio is defined in accordance with the agreement between SSDC and the banking facility.

NOTE 7 – SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value.
	Number	Value
Issued and outstanding

Balance at June 30, 2006	35,552,630	$20,136,676

- for cash by exercise of options at $0.30 per share	50,000	15,000
- for cash by exercise of options at $0.35 per share	100,000	35,000
- for cash by exercise of options at $0.50 per share	175,000	87,500
- for cash by exercise of options at $0.80 per share	50,000	40,000
- for cash by exercise of warrants at $0.58 per share	1,036,000	600,880
- for cash by exercise of warrants at $0.80 per share	20,000	16,000
- for private placement at $0.75 per share	6,003,330	4,502,498
- fees and commissions for private placement	-	(177,175)
- for acquisition of CIBT common shares at $1.00 per share	4,853,113	4,853,113
- contributed surplus reallocated on exercise of stock options	-	96,500

Balance at June 30, 2007	47,840,073	30,205,992

- for cash by exercise of options at $0.30 per share	330,000	99,000
- for cash by exercise of options at $0.50 per share	145,000	72,500
- for cash by exercise of options at $0.58 per share	100,000	58,000
- for cash by exercise of options at $1.53 per share	50,000	76,500
- for cash by exercise of warrants at $0.58 per share	1,577,274	914,819
- for cash by exercise of warrants at $0.75 per share	25,100	18,825
- for cash by exercise of warrants at $0.80 per share	33,333	26,666
- for private placement at $1.90 per share	4,008,489	7,616,129
- fees and commissions for private placement	-	(229,950)
- for acquisition of CIBT common shares (Note 3(a))	10,000,000	5,443,800
- fair value of agent’s warrants for private placement	-	(153,675)
- contributed surplus reallocated on exercise of stock options	-	202,000
- trustee shares for un-exchanged shares	28	-

Balance at August 31, 2008 and May 31, 2009	64,109,297	$44,350,606

On November 27, 2007, the Company completed a brokered private placement (1,578,947 units – $2,999,999) and non-brokered private placement (1,164,500 units – $2,212,550) for a total of 2,743,447 units at $1.90 per unit for total proceeds of $5,212,549.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of $2.25 per share for a period of two years from the date of issuance.  For the brokered portion of the private placement, the Company paid $210,000 in fees and commissions.  The Company applied the residual approach and allocated the total proceeds of $5,002,549 to the common shares and $Nil to investor warrants.  In addition, the Company paid a further commission of 236,842 agent’s warrants with an estimated fair value of $135,000 with each agent’s warrant entitling the agent to purchase one common share of the Company at a price of $1.90 per share in the first year and at a price of $2.25 per share in the second year.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 7 – SHARE CAPITAL (cont’d)

On January 7, 2008, the Company completed a private placement of 1,265,042 units at $1.90 per unit for total proceeds of $2,403,580.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of $2.25 per share for a period of two years from the date of issuance.  The Company paid $19,950 in fees and commissions.  The Company applied the residual approach and allocated the total proceeds of $2,383,630 to the common shares and $Nil to investor warrants.  In addition, the Company paid a further commission of 22,500 agent’s warrants with an estimated fair value of $18,675 with each agent’s warrant entitling the agent to purchase one common share of the Company at a price of $1.90 per share in the first year and at a price of $2.25 per share in the second year.

The fair value of the agent’s warrants at the issue date was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of two years; risk-free interest rate of 3.64%; expected dividend yield of 0% and an expected volatility of 42.8%.

Escrow shares
As at May 31, 2009, the Company has no shares held in escrow.

Share purchase warrants
The Company has 5,211,919 share purchase warrants outstanding exercisable at prices ranging from $0.80 per share to $2.25 per share exercisable for periods ending from November 27, 2009 to February 13, 2010.

During the period, the Company extended the term of certain warrants originally set to expire February 13, 2009.  The fair value of this warrant extension was estimated to be $648,600.  The Company originally accounted for the estimated fair value of these investor warrants using the residual approach whereby the related private placement unit proceeds were allocated entirely to the common shares.  Accordingly, the Company has accounted for this modification as both an equity award and a cost of equity resulting in a net adjustment to share capital of $Nil.

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 4,250,000 shares at prices ranging from $0.50 per share to $2.00 per share exercisable for periods ending from December 15, 2009 to January 21, 2012.

The Company has in place a rolling stock option plan (the “Plan”) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The material terms of the Plan are as follows:
•	The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
•
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Venture Exchange of the Company’s common shares preceding the grant of such options, less any permitted discount.

•
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

•	All options granted under the Plan are non-assignable and non-transferable.
•
If an option holder ceases hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

Stock-based compensation
On February 20, 2006, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of $0.58 per share, exercisable for a term of five years subject to vesting at a rate of 25% 12 months after grant, 25% 24 months after grant, 25% 36 months after grant, and the final 25% 48 months after grant.  The fair value of these options at the date of grant totalling $550,000 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4%; expected dividend yield of 0% and an expected volatility of 76%.  The estimated fair value of the options granted to employees, officers and directors will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 7 – SHARE CAPITAL (cont’d)

Stock-based compensation (cont’d)
On June 22, 2007, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of $1.53 per share, exercisable for a term of five years subject to vesting at a rate of 30% after 6 months of grant, 40% after 12 months of grant and the final 30% after 18 months of grant.  The fair value of these options at the date of grant totalling $1,380,000 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4.65%; expected dividend yield of 0% and an expected volatility of 67.5%.  The estimated fair value of the options granted to employees, officers and directors will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

On March 20, 2008, 850,000 stock options were granted to employees, officers, directors and consultants of the Company at prices ranging from $1.70 per share to $2.00 per share, exercisable for a term of three years.  Of these options, 100,000 vest immediately and 750,000 vest at a rate of 20% at the end of each of 12, 15, 18, 21 and 24 months from the date of grant.  The fair value of these options at the date of grant totalling $564,500 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of three years; risk-free interest rate of 2.65%; expected dividend yield of 0% and an expected volatility of 44.1%.  The estimated fair value of the options granted to employees, officers and directors will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

On January 22, 2009, 210,000 stock options were granted to employees, officers and directors of the Company at a price of $0.51 per share, vested and exercisable immediately.  The fair value of these options at the date of grant totalling $52,500 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 1.38%; expected dividend yield of 0% and an expected volatility of 75.0%.  The estimated fair value of options granted to employees, officers and directors will be recorded as compensation expensed upon vesting of the underlying options.

NOTE 8 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, June 30, 2006	$945,691

Stock compensation on vesting of stock options	212,993
Surplus from sale of treasury shares	170,308
Fair value of warrants from debenture and warrant financing (Note 6)	1,216,178
Allocated to share capital on exercise of options	(96,500)

Balance, June 30, 2007	2,448,670

Stock compensation on vesting of stock options	1,658,869
Surplus from sale of treasury shares	304,565
Fair value of agent’s warrants for private placement	153,675
Allocated to share capital on exercise of options	(202,000)

Balance, August 31, 2008	4,363,779

Stock compensation on vesting of stock options	490,613

Balance, May 31, 2009	$4,854,392

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 9 – TREASURY SHARES

In accordance with TSX Venture Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.  As at May 31, 2009, 3,049,496 common shares with an accumulated cost of $4,265,325 have been recorded as treasury shares held.  On March 24, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of 1.5 million common shares of the Company.  The Company purchased up to the allowable limit of 1.5 million common shares on September 11, 2008.  On October 9, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company.  The TSX normal course issuer bid will expire on October 8, 2009.

Details of changes in the Company’s treasury shares balance are as follows:
	Number	Value

Balance, June 30, 2006	645,000	$331,006

Purchases of treasury shares	1,362,196	1,541,111
Carrying value of treasury shares sold during the period	(600,000)	(309,692)

Balance, June 30, 2007	1,407,196	1,562,425

Purchases of treasury shares	1,843,500	3,369,470
Carrying value of treasury shares sold during the period	(800,000)	(983,435)

Balance, August 31, 2008	2,450,696	3,948,460

Purchases of treasury shares	598,800	316,865

Balance, May 31, 2009	3,049,496	$4,265,325

NOTE 10 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	3 Months Ended May 31, 2009	3 Months Ended June 30, 2008	9 Months Ended May 31, 2009	9 Months Ended June 30, 2008

Advertising	$1,357,140	$2,020,271	$3,744,930	$3,207,227
Bank charges and interest	4,300	5,267	11,761	11,274
Consulting and management fees	302,688	5,112	793,737	837,085
Directors insurance	-	-	79,074	-
Investor relations	18,932	20,174	30,939	110,990
Office and general	1,185,794	910,751	2,476,717	2,257,537
Professional fees	343,596	297,036	1,156,101	546,591
Rent	712,835	1,034,365	2,232,812	1,809,990
Salaries and benefits	2,274,528	2,396,139	6,361,861	4,803,625
Travel and promotion	84,980	113,428	234,850	413,273

	$6,284,793	$6,802,543	$17,122,782	$13,997,592

NOTE 11 – INCOME TAXES

The Company is subject to income taxes in Canada, while CIBT’s subsidiaries in China are subject to income taxes in China.  The statutory tax rate in China was reduced from 33% to 25 % effective January 1, 2008.  Income tax provision in these consolidated financial statements relates to CIBT’s domestic operations in China and to SSDC’s domestic operations in Canada.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 12 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	3 Months Ended May 31, 2009	3 Months Ended June 30, 2008	9 Months Ended May 31, 2009	9 Months Ended June 30, 2008

Accounts receivable	$(1,574,273)	$(306,940)	$(2,632,389)	$537,014
Prepaid expenses	278,255	140,656	(35,019)	503,260
Inventory	39,725	78,650	35,881	61,274
Accounts payable and accrued liabilities	(460,284)	810,082	(1,985,506)	(843,709)
Income taxes payable	204,014	-	434,385	-
Deferred revenues	43,806	(1,168,389)	456,060	(4,135,935)
Other assets	-	(93,085)	239,393	(374,233)

	$(1,468,757)	$(539,026)	$(3,487,195)	$(4,252,285)

The working capital items have been adjusted for the effects of non-cash changes and unrealized foreign exchange changes.

NOTE 13 – FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:
•	Held-to-maturity investments measured at amortized cost using effective interest method;
•	Available-for-sale assets measured at fair value;
•	Assets and liabilities held-for-trading measured at fair value;
•	Loans and receivables measured at amortized cost using effective interest method; and
•	Other financial liabilities measured at amortized cost using effective interest method.

The carrying values and classifications of the Company’s financial assets and liabilities as at May 31, 2009 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total

Financial Assets

Cash and cash equivalents	$8,048,317	$-	$-	$-	$8,048,317
Accounts receivable	-	-	6,930,154	-	6,930,154
Marketable securities	1,437	185,792	-	-	187,229

	$8,049,754	$185,792	$6,930,154	$-	$15,165,700

Financial Liabilities

Accounts payable and accrued liabilities	$-	$-	$-	$2,658,333	$2,658,333
Long-term debt	-	-	-	348,259	348,259
Due to related parties	-	-	-	18,464	18,464

	$-	$-	$-	$3,025,056	$3,025,056

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 13 – FINANCIAL INSTRUMENTS (cont’d)

The fair value of the Company’s financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market.  The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

NOTE 14 – RISK MANAGEMENT

The Company is engaged in operations in the People’s Republic of China (“PRC”) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks.  In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company’s ability to repatriate profits from China.

The Company is engaged primarily in service related industries and manages related industry risk issues directly.  The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk.

Currently, the Company does not enter into derivative financial instruments or hedging instruments to reduce the exposure to fluctuations in any foreign currency, credit, interest rate or liquidity risks impacting the operations of the Company.

Exchange rate risk
The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A one point strengthening of the Chinese RMB against the Canadian dollar would result in an approximate 14% decrease in net earnings attributable to the business units in China.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at May 31, 2009 is reported net of allowance for bad debts of $1,137,661 (August 31, 2008 – $876,293).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan.  A one point increase in the prime rate of interest would add approximately $5,500 of interest cost per annum to the demand term instalment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

NOTE 15 – CAPITAL DISCLOSURES

The Company’s objectives in managing capital are to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders.  The Company’s overall capital strategy remains unchanged from the prior periods.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 15 – CAPITAL DISCLOSURES (cont’d)

The capital structure of the Company consists of shareholders’ equity, short-term debt and long-term debt.  The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets.  The Company monitors its capital using various financial ratios and non-financial performance indicators.  The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the short-term debt and long-term debt.

NOTE 16 – RELATED PARTY TRANSACTIONS

As at May 31, 2009, a balance of $18,464 (August 31, 2008 – $315,911) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the nine months ended May 31, 2009 the Company and its subsidiaries incurred $835,410 (nine months ended June 30, 2008 – $664,980) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX.  A bonus of $300,000 is payable to the CEO of the Company in quarterly instalments of $75,000 per quarter.

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 17 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in Asia where CIBT operates technical and career training schools, and in Canada where SSDC operates technical and career training schools and IRIX conducts web design and advertising services.  The Company’s corporate operations are also in Canada.  Transactions between CIBT, SSDC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Industry and Geographic Segments

	Nine Months Ended May 31, 2009					Nine Months Ended June 30, 2008
	CIBT (Asia)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated	CIBT (Asia)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$8,229,344	$22,458,495	$-	$-	$30,687,839	$6,153,155	$16,933,622	$-	$-	$23,086,777
Design and advertising	-	-	1,074,052	-	1,074,052	-	-	1,559,455	-	1,559,455
Consulting income	-	-	-	-	-	-	-	-	50,294	50,294

	$8,229,344	$22,458,495	$1,074,052	$-	$31,761,891	$6,153,155	$16,933,622	$1,559,455	$50,294	$24,696,526

Net revenues	$4,312,740	$14,984,779	$607,001	$-	$19,904,520	$3,394,024	$11,171,649	$669,469	$50,294	$15,285,436
Operating expenses and other items:
Amortization	(397,255)	(767,287)	(22,113)	(46,443)	(1,233,098)	(278,557)	(1,088,780)	(23,217)	(11,666)	(1,402,220)
General and administrative	(3,085,869)	(11,181,151)	(582,357)	(2,273,405)	(17,122,782)	(2,287,222)	(9,018,666)	(604,540)	(2,087,164)	(13,997,592)
Stock-based compensation	-	-	-	(490,613)	(490,613)	-	-	-	(1,120,727)	(1,120,727)
Interest on long-term debt	-	(162,965)	-	-	(162,965)	(80,956)	(146,458)	-	-	(227,414)
Interest costs on debt settlement	-	-	-	-	-	-	-	-	(1,934,110)	(1,934,110)
Gain on subsidiary share transactions	-	-	-	-	-	-	-	-	2,192,524	2,192,524
Non-controlling interests	49,820	(268,398)	-	(537)	(219,115)	(70,337)	(144,994)	-	(5,106)	(220,437)
Other income (expense)	43,437	-	(932)	26,294	68,799	36,012	-	(1,210)	46,016	80,818
Income tax provision	(257,869)	(284,600)	-	-	(542,469)	(331,738)	-	-	-	(331,738)
Inter-segment transactions	-	(1,656,190)	22,953	1,633,237	-	-	-	-	-	-

Net income (loss)	$665,004	$664,188	$24,552	$(1,151,467)	$202,277	$381,226	$772,751	$40,502	$(2,869,939)	$(1,675,460)

Total assets	$14,973,075	$25,789,447	$308,907	$693,161	$41,764,590	$15,992,459	$23,584,243	$506,823	$1,821,582	$41,905,107

Capital assets	$1,264,716	$2,244,510	$108,545	$7,052	$3,624,823	$1,235,358	$2,338,046	$105,452	$8,658	$3,687,514

Intangible assets	$4,917,255	$8,030,000	$-	$215,961	$13,163,216	$5,003,673	$8,128,001	$-	$-	$13,131,674

Goodwill	$3,459,405	$3,550,017	$-	$-	$7,009,422	$3,459,405	$3,760,916	$-	$-	$7,220,321

Capital expenditures	$170,512	$306,192	$-	$-	$476,704	$398,858	$106,026	$-	$-	$504,884

CIBT EDUCATION GROUP INC.Page
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2009 AND JUNE 30, 2008
(Amounts in Canadian Dollars

NOTE 18 – SUBSEQUENT EVENTS

There were no material events subsequent to May 31, 2009.